UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]     Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS” (Registrant)

Date: June 19, 2008	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

REPORT ON THE RESULTS OF THE VOTE

of the Annual General Shareholders Meeting

of Open Joint Stock Company “Vimpel-Communications”

10 Ulitsa 8 Marta, bldg. 14, Moscow, 127083, Russian Federation

(Protocol No. 41 of June 10, 2008)

The Annual General Shareholders Meeting (hereinafter, the “Annual General Meeting” or the “Meeting”) of Open Joint Stock Company “Vimpel-Communications” (hereinafter, “VimpelCom” or the “Company”) was held on June 9, 2008 by the decision of the Board of Directors of the Company made on April 16, 2008.

The Annual General Meeting was conducted in the form of a meeting (voting may be effected by sending completed voting ballots to VimpelCom).

The Meeting was held at 4, Krasnoproletarskaya Ulitsa, Moscow, Russian Federation.

The total number of votes cast by the shareholders that participated in the Meeting was 48 121 240 constituting 83.39% of the total number of voting shares.

The Meeting had a quorum.

Chairman of the Meeting – Chairman of the Board of Directors – Mr. David J. Haines.

Secretary of the Meeting – Secretary of the Board of Directors – Mr. Jeffrey D. McGhie.

The agenda of the Meeting:

1.	Approval of the 2007 VimpelCom Annual Report prepared in accordance with Russian law;

2.	Approval of VimpelCom’s unconsolidated accounting statements, including Profit and Loss Statement for 2007 (prepared in accordance with Russian statutory accounting principles);

3.	Allocation of profits and losses resulting from 2007 financial year operations including adoption of the decision (declaration) on payment of dividends on the financial year results;

4.	Election of the Board of Directors;

5.	Election of the Audit Commission;

6.	Approval of external auditors;

7.	Approval of a change in the compensation of the members of the Board of Directors;

8.	Approval of reorganization of VimpelCom through the statutory merger of certain of its subsidiaries into VimpelCom and of the Merger Agreements;

9.	Approval of the amendments to the Charter of VimpelCom.

The following decisions were made by the Meeting on each agenda Item:

Item No. 1:	Approval of the 2007 VimpelCom Annual Report prepared in accordance with Russian law

The results of the vote on the first item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting is 57 707 622.

The number of votes held by persons who participated in the Meeting is 48 121 240.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
47 754 989	14 563	350 844

The decision taken:

To approve the 2007 VimpelCom Annual Report prepared in accordance with Russian law.

Item No. 2:	Approval of VimpelCom’s unconsolidated accounting statements, including Profit and Loss Statement for 2007 (prepared in accordance with Russian statutory accounting principles)

The results of the vote on the second item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting is 57 707 622.

The number of votes held by persons who participated in the Meeting is 48 121 240.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
47 752 711	14 512	352 967

The decision taken:

To approve VimpelCom’s 2007 unconsolidated accounting statements, including Profit and Loss Statement (prepared in accordance with Russian statutory accounting principles) audited by Rosexpertiza, LLC.

Item No. 3:	Allocation of profits and losses resulting from 2007 financial year operations including adoption of the decision (declaration) on payment of dividends on the financial year results

The results of the vote on the third item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting is 57 707 622.

The number of votes held by persons who participated in the Meeting is 48 121 240.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
48 095 512	13 560	11 226

The decision taken:

To pay in cash annual dividends to holders of common registered shares based on 2007 results in the amount of 270.01 rubles per share (for a total of 13,846,388,750.22 rubles for all common registered shares in the aggregate) within 60 days from the date of adoption of the relevant decision; and to pay in cash annual dividends to holders of preferred registered shares of type A based on 2007 results in the amount of 0.1 kopeck per preferred share within 60 days from the date of the adoption of this decision; and to invest the remaining profits resulting from 2007 operating results (after payment of dividends) into the business.

Item No. 4:	Election of the Board of Directors

The results of the vote on the fourth item:

Note: Cumulative voting procedure.

The number of cumulative votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting is 519 368 598.

The number of cumulative votes held by persons who participated in the Meeting is 433 091 160.

Quorum on the item put for voting was present.

Name of nominee proposed to be elected to the Board of Directors	Number of votes cast for each nominee
1. David J. Haines	13 109 804
2. Mikhail M. Fridman	47 540 524
3. Kjell-Morten Johnsen	42 932 348
4. Hans Peter Kohlhammer	42 639 862
5. Jo O. Lunder	54 782 161
6. Oleg A. Malis	47 464 307
7. Leonid R. Novoselsky	44 005 222
8. Alexey M. Reznikovich	47 531 463
9. Ole Bjorn Sjulstad	42 932 777
10. Jan Edvard Thygesen	42 932 348

Number of votes recognized to be invalid and not counted in the results of voting on this Item is 0.

The decision taken:

To elect the following members to the Board of Directors: Jo O. Lunder, Mikhail M. Fridman, Alexey M. Reznikovich, Oleg A. Malis, Leonid R. Novoselsky, Ole Bjorn Sjulstad, Jan Edvard Thygesen, Kjell Morten Johnsen, Hans Peter Kohlhammer.

Item No. 5:	Election of the Audit Commission

The results of the vote on the fifth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting is 57 707 622.

The number of votes held by persons who participated in the Meeting is 48 121 240.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
47 952 603	156 805	11 433

The decision taken:

To elect the following individuals to the Audit Commission: Alexander Gersh, Halvor Bru and Nigel Robinson.

Item No. 6:	Approval of external auditors

The results of the vote on the sixth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting is 57 707 622.

The number of votes held by persons who participated in the Meeting is 48 121 240.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
48 096 361	13 498	11 381

The decision taken:

To approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company’s U.S. GAAP accounts and the firm Rosexpertiza, LLC as the auditor of the Company’s accounts prepared in accordance with Russian statutory accounting principles for the term until the annual general meeting of shareholders based on 2008 results.

Item No. 7:	Approval of a change in the compensation of the members of the Board of Directors

The results of the vote on the seventh item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting is 57 707 622.

The number of votes held by persons who participated in the Meeting is 48 121 240.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
32 738 941	15 365 443	16 571

The decision taken:

To approve the following changes in the compensation for members of VimpelCom’s Board of Directors:

•

to change the maximum number of phantom American Depositary Shares (ADSs) granted to each non-employee director for each year from 90,000 ADSs to 20,000 ADSs for each non-employee director, plus an additional 10,000 ADSs in each case for serving as Chairman of the Board and for serving as head of any official committee of the Board of Directors, provided that the compensation shall not exceed US$3.00 per ADS per year for each one-year term served by the director;

•	to approve all transactions required for the participation of directors in the phantom ADS plan and any changes to such ADS plan required by this decision;

•

to authorize the Board to work out any changes in the detailed rules for the phantom ADS plan for directors necessitated by this decision, if any, including the rules for calculation and payment of the compensation in accordance with the provisions of this decision;

•	to establish that this decision shall become effective from the date of its approval by the annual general meeting of shareholders;

•	to establish that, subject to the changes set forth above, the existing compensation plan for the Board of Directors shall remain as currently constituted; and

•

to establish that this decision shall apply to all members of the Board, including those elected (re-elected) at this annual general meeting of shareholders, until this decision is canceled or modified by a subsequent decision of the shareholders.

Item No. 8:	Approval of reorganization of VimpelCom through the statutory merger of certain of its subsidiaries into VimpelCom and of the Merger Agreements

The results of the vote on the eighth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting is 57 707 622.

The number of votes held by persons who participated in the Meeting is 48 121 240.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
47 889 766	115 403	115 563

The decision taken:

To approve the reorganization of VimpelCom through the statutory merger of its subsidiaries: Closed Joint Stock Company “RTI Service-Communications”, Closed Joint Stock Company “IMPULS-KB”, Closed Joint Stock

Company “MSS-start”, Closed Joint Stock Company “Karatchaevo-TcherkesskTeleSot”, Closed Joint Stock Company “Kabardino-Balkarsky GSM”, Closed Joint Stock Company “Corporation Severnaya Korona”, Closed Joint Stock Company “Sakhalin Telecom Mobile” (the “Merging Companies”) into VimpelCom and to approve the Merger Agreements between VimpelCom and each of the Merging Companies.

Item No. 9:	Approval of the amendments to the Charter of VimpelCom

The results of the vote on the ninth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting is 57 707 622.

The number of votes held by persons who participated in the Meeting is 48 121 240.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
47 880 197	21 012	219 323

The decision taken:

1. To amend Article 1.4 of the Charter with the following language:

“As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “RTI Service-Communications” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “RTI Service-Communications” in accordance with the applicable laws of the Russian Federation.

As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “IMPULS-KB” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “IMPULS-KB” in accordance with the applicable laws of the Russian Federation.

As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “MSS–start” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “MSS–start” in accordance with the applicable laws of the Russian Federation.

As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “Karatchaevo-TcherkesskTeleSot” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Karatchaevo-TcherkesskTeleSot” in accordance with the applicable laws of the Russian Federation.

As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “Kabardino-Balkarsky GSM” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Kabardino-Balkarsky GSM” in accordance with the applicable laws of the Russian Federation.

As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “Corporation Severnaya Korona” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Corporation Severnaya Korona” in accordance with the applicable laws of the Russian Federation.

As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “Sakhalin Telecom Mobile” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Sakhalin Telecom Mobile” in accordance with the applicable laws of the Russian Federation.”

2. To register the respective amendments to the Charter of VimpelCom with regard to VimpelCom succeeding to all rights and obligations of each of the Merging Companies either separately or together following the state registration of the merger of each respective Merging Company into VimpelCom and after collection of all documents necessary for such registration in accordance with Russian legislation.

In accordance with Art. 56(1) of the Federal Law “On Joint Stock Companies” ZAO National Registry Company (located at: 6 Veresaeva Str., Moscow 121357) was charged with the functions of the Counting Commission. The following authorized persons are members of the Counting Commission formed by ZAO National Registry Company (Order No. 152 dated June 6, 2008): Gorbov Vladimir Valeryevich (chairman), Nikitin Andrey Nikolaevich (secretary), Smirnov Nikolay Egorovich (member).

Chairman of the Meeting	David J. Haines

Secretary of the Meeting	Jeffrey D. McGhie

June 10, 2008